EXHIBIT 3.1
SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TOLLGRADE COMMUNICATIONS, INC.
1. Name. The name of the Corporation is Tollgrade Communications, Inc.
2. Address of Registered Office. The address of the Corporation’s registered office in the Commonwealth of Pennsylvania is 3120 Unionville Road, Suite 400, Cranberry Township, Butler County, PA 16066.
3. Business Corporation Law of 1988. The Corporation is incorporated under the provisions of the Business Corporation Law of 1988.
4. Capital Stock.
     (a) Generally. The authorized capital stock of the Corporation shall be: 50,000,000 shares of Common Stock, par value of $.20 per share, and 10,000,000 shares of Preferred Stock, par value of $1.00 per share.
     (b) No Cumulative Voting. Shareholders shall not be entitled to cumulative voting rights in the election of directors.
5. Uncertificated Shares. Every class and series of shares, or any part thereof, may be uncertificated. Any share that is represented by a certificate on the date hereof shall only be entitled to be uncertificated after it is first surrendered to the corporation.
6. Personal Liability of Directors and Officers.
     (a) Limitation on Liability of Directors. To the fullest extent that the laws of the Commonwealth of Pennsylvania, as now in effect or as hereafter amended, permit elimination or limitation of the liability of directors, no director of the Corporation shall be personally liable for monetary damages as such for any action taken, or any failure to take any action, as a director.
     (b) Officers: Standard of Care and Personal Liability. An officer of the Corporation shall perform his duties as an officer in good faith, and in a manner he reasonably believes to be in the best interests of the Corporation, so long as his performance does not constitute self-dealing, willful misconduct or recklessness. A person who so performs his duties shall not be liable by reason of having been an officer of the Corporation. The provisions of this paragraph (b) shall not apply to (i) the responsibility or liability of an officer pursuant to any criminal statute or (ii) the liability of an officer for the payment of taxes pursuant to Federal, State or local law.

     (c) Nature and Extent of Rights. The provisions of this Article shall be deemed to be a contract with each director and officer of the Corporation who serves as such at any time while this Article is in effect, and each director and officer shall be deemed to be so serving in reliance on the provisions of this Article. Any amendment or repeal of this Article or adoption of any bylaw or provision of the Second Amended and Restated Articles of Incorporation of the Corporation which has the effect of increasing director or officer liability shall operate prospectively only and shall not have any effect with respect to any action taken, or any failure to act, by a director or officer prior thereto.